FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2016

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    X          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                 No   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                 No   X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                 No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

TABLE OF CONTENTS

Item
1.	Press release regarding the filing of Annual Report on Form 20-F for fiscal year 2015 and Irannotice.

Buenos Aires, April 27, 2016- BBVA Francés (NYSE: BFR.N; BCBA: FRAN.BA;

LATIBEX: BFR.LA) informs that it has filed its Annual Report on Form 20-F for the fiscal year 2015 and Irannotice.

BBVA Francés hereby informs that it has filed its Annual Report on Form 20-F for the fiscal year 2015 and Irannotice with the United States Securities and Exchange Commission (SEC).

Both documents are also available in the company’s website, www.bbvafrances.com.ar in the investor relations information section.

Hard copies of the company’s Complete Audited Financial Statements, Annual Report on Form 20-F and Irannotice are available on demand, free of charge, by contacting Cecilia Acuña at Investor Relations Department.

Cecilia Acuña

Investor Relations

(5411) 4341-5036

ceciliaviviana.acuna@bbva.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: April 28, 2016	By:	/s/ Ignacio Sanz y Arcelus
		Name:	Ignacio Sanz y Arcelus
		Title:	Chief Financial Officer